1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202-1132
Phone: (303) 573-1660
Fax: (303) 595-9385
Email: info@royalgold.com
www.royalgold.com
July 11, 2008
Via EDGAR & Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Attn:	John Cannarella
Division of Corporate Finance

	Re:	Royal Gold, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 1, 2008
Comment Letter Dated June 27, 2008
File No. 001-13357
Dear Mr. Cannarella:
     On behalf of Royal Gold, Inc. (“Royal Gold,” the “Company,” “we” or “our”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) June 27, 2008 comment letter addressed to the undersigned (the “Comment Letter”), we are responding below to the Staff’s comments with respect to Royal Gold’s Form 10-Q filed with the Commission on May 1, 2008 (the “10-Q”). Our responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter. The responses provided herein are based on discussions with, and information furnished by, Royal Gold and its advisors.
     We believe our responses below are fully responsive to the Comment Letter. Given that our fiscal year end is June 30, 2008, we would greatly appreciate your prompt review of our analysis set forth in this letter.

United States Securities and Exchange Commission
July 11, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008
Note 2, Acquisition of Battle Mountain Gold Exploration, page 9
1.	Comment: We note your disclosure to comment three of our letter dated May 7, 2008 which provides your analysis of EITF 98-3. Please clarify how you determined that the exclusion of certain inputs and processes was such that it is not possible to continue normal operations and sustain a revenue stream by providing products or services to customers.

Response: As noted in our prior response letter dated May 19, 2008, the Company evaluated the acquisition of BMGX under EITF 98-3. EITF 98-3 states that a business is a self-sustaining integrated set of activities and assets (consisting of inputs, processes and outputs) conducted and managed for the purpose of providing a return to investors. EITF 98-3 states:
•	“The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set;” and

•	“A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.”
For the Staff’s reference, please note that the acquired BMGX royalty interests generated $3.5 million in revenue for the twelve month period ended June 30, 2007 compared with $48.4 million in royalty revenue generated by Royal Gold’s portfolio during the same period. The majority of the acquired BMGX royalty interests are either still in the development or exploration stage and generate no revenue. As such, the BMGX assets generated approximately 7% of the combined revenue during that period. In order for a company within the precious metals royalty industry to constitute a business under EITF 98-3, it must conduct and manage a set of activities and assets for the purpose of providing a return to investors. Providing a return to investors requires a royalty company to do more than merely hold passive royalty interests, but also requires it to acquire additional royalty investments. While there was a limited sustainable revenue stream from the acquired BMGX royalty interests, the “normal operations” of a business within the precious metals royalty industry are not present in the BMGX acquisition. Normal operations in conducting and managing a precious metals royalty company go far beyond the collection of passive royalty receipts. In order to conduct “normal operations,” a royalty company must identify and analyze potential passive royalty investments for acquisition, conduct legal and technical due diligence with respect to those acquisition targets, negotiate and complete the purchase of target royalty interests and monitor its existing portfolio of royalty interests.

United States Securities and Exchange Commission
July 11, 2008

While BMGX includes a set of assets currently generating (or to be generating) passive royalty receipts, the acquisition of these assets alone did not constitute a business. Certain key inputs and processes that would allow BMGX to conduct and manage “normal operations” of a royalty company were missing from the acquisition. Specifically, BMGX’s only two employees did not transfer as part of the acquisition. These two individuals were a key “input” based on the “intellectual property” of these employees who were experienced in this industry and were capable of conducting and managing the types of activities that constitute “normal operations” of a royalty company.

Further, the EITF also requires the transfer of “processes” “... necessary for normal, self-sustaining operations of a business, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.” None of BMGX’s processes were acquired in the acquisitions. The only two employees of BMGX were not included in the acquisition. Without these two employees, BMGX did not have strategic management processes, operational processes or resource management processes necessary to continue normal or self-sustaining operations. Therefore, “processes” were also a key missing element in the acquisition.

Because the assets of BMGX acquired by Royal Gold did not include a set of activities and assets allowing BMGX to continue “normal operations,” the Company concluded that the acquisition of BMGX was equivalent to a purchase of a portfolio of assets consisting primarily of royalty interests. Moreover, beyond the intangible non-compete agreements the Company entered into with BMGX’s only two employees and the identified acquired net assets to which the preliminary purchase price was allocated, there were no additional unidentified intangible assets of BMGX acquired by Royal Gold such that the acquisition would constitute one of a business, instead of a portfolio of assets.

In conclusion, because the Company did not retain any of BMGX’s employees who (i) identified and analyzed potential royalty investments, (ii) analyzed, diligenced, negotiated and completed purchases of royalty interests and (iii) managed the existing portfolio of royalty interests, all of which are parts of the conduct and management of a royalty company business, the Company concluded that the BMGX acquisition did not constitute a business as defined using the EITF 98-3 criteria.

2.	Comment: We note that you did not provide pro forma financial information as contemplated by Rule 11-01 of Regulation S-X or financial statements of the acquired company as contemplated by Rule 3-05 of Regulation S-X with respect to your acquisition of Battle Mountain. Please tell us if your acquisition of Battle Mountain was a business as defined by Rule 11-01(d) of Regulation S-X.

Response: In addition to our EITF 98-3 analysis, the Company also evaluated the criteria pursuant to Rule 11-01(d) of Regulation S-X to determine if the BMGX acquisition

United States Securities and Exchange Commission
July 11, 2008

qualifies as a business for SEC reporting purposes. Rule 11-01(d) states that “... the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transaction so that disclosure of prior financial information is material to an understanding of future operations.” Additionally, there is a presumption that a separate entity, a subsidiary or a division is a business. Prior to the Company’s acquisition of BMGX, BMGX was a publicly traded company, and the Company acquired 100% of the stock of BMGX. As such, there is a presumption that BMGX is a business pursuant to Rule 11-01(d).

Despite the presumption that BMGX is a business, we believe this presumption is overcome, as key facts or circumstances required by Rule 11-01(d) are absent. The facts or circumstances that should also be considered in evaluating whether an acquisition of an entity constitutes a business under Rule 11-01(d) include: (1) whether the nature of the revenue-producing activity of the component will remain generally the same as before the merger; or (2) whether any of the following attributes remain with the component after the merger: (a) physical facilities, (b) employee base, (c) market distribution system, (d) sales force, (e) customer base, (f) operating rights, (g) production techniques or (h) trade names.

Evaluating the first set of facts and circumstances identified by Rule 11-01(d), Royal Gold concluded that BMGX’s revenue-producing activities did not remain the same after the acquisition because the only two employees of BMGX, and the corresponding intellectual property of these employees to manage and seek revenue, were not included in the acquisition. That is, because the employees needed to analyze new potential royalty investments and manage BMGX’s portfolio of passive royalty interests in order for BMGX to produce revenue prior to the acquisition were not included in the acquisition, BMGX could not continue the same revenue producing activities after the acquisition.

Evaluating the second set of facts or circumstances, Royal Gold concluded that none of the attributes identified by Rule 11-01(d), other than trade name, remained with BMGX after the acquisition because the Company did not acquire BMGX’s physical facilities, employees, market distribution systems, sales force, customer base, operating rights or production techniques. We note, however, that the Company does not use BMGX’s trade name within its normal course of business operations.

Based upon the Company’s evaluation of the facts or circumstances identified by Rule 11-01(d) set forth above, the Company determined that the acquisition of BMGX was an acquisition of assets, not an acquisition of a business, under Rule 11-01(d). Thus, the Company concluded that pro forma financial information was not required by Rule 11-01(d) and that separate financial statements were not required under Rule 3-05 of Regulation S-X.

United States Securities and Exchange Commission
July 11, 2008

Closing Remarks
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to my counsel: Paul Hilton at (303) 454-2414 or Ami Galani at (303) 454-2420.

Sincerely,
/s/ Tony Jensen
Tony Jensen
President and Chief Executive Officer Royal Gold, Inc.

cc:	Jill Davis
Stefan Wenger
Paul Hilton, Esq.
Ami Galani, Esq.